VIA EDGAR

June 8, 2006

United States Securities and Exchange Commission

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Nationwide Financial Services, Inc.

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-12785

Dear Mr. Rosenberg:

We are writing in response to your letter to W.G. Jurgensen dated May 24, 2006 regarding the matter listed above. We appreciate the opportunity to respond to the topics you identified in your letter. To facilitate your review, we have repeated your comments in bold, followed by our responses. Throughout this document, Nationwide Financial Services, Inc. is referred to as the Company.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

1.	Although you identify your critical accounting estimates and provide qualitative disclosure about their nature, you do not appear to include a quantification of the variability in operating results that you expect to be reasonably likely to occur. Please provide to us in a disclosure-type format, a discussion that quantifies:

•	the effect that changes in estimates have had on the financial statements for each period presented; and

•	the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

One Nationwide Plaza Columbus, OH 43215-2220	Nationwide Insurance Nationwide Financial

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

The Company has historically provided information concerning material changes in its previously established accounting estimates in the various relevant sections of its Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A) and notes to the financial statements as applicable. For example, the Company discussed the refinements to the separate account dividends received deduction (SA DRD) estimation process and the effect of this change in the 2005 Form 10-K (as noted below). In future filings, the Company will also include disclosure of this and other significant changes in estimates relating to the Company’s critical accounting policies in our discussion of critical accounting policies within MD&A.

The Company made the following disclosure in the “Results of Operations” section of MD&A on page 38 of our 2005 Form 10-K filing with respect to the SA DRD estimation process (a similar disclosure was also made in Note 14: Federal Income Taxes, page F-50), which discusses the impact these changes in estimates had on our financial statements:

During the third quarter of 2005, the Company refined its SA DRD estimation process. As a result, the Company identified and recorded additional federal income tax benefits and recoverables in the amount of $42.6 million related to all open tax years (2000 – 2005). In addition, the Company recorded $5.6 million of net benefit adjustments in the third quarter of 2005, primarily related to differences between the estimated tax liability and the amounts reported on the Company’s tax returns and revised estimates of permanent income tax deductions expected to be generated in 2005. During the fourth quarter of 2005, the Company revised the estimate for the SA DRD and recorded an additional federal income tax benefit of $8.0 million based on additional information available at year end. Therefore, the full year 2005 effective tax rate of 17.5% was lower than the 2004 rate of 24.8% primarily due to the additional SA DRD recorded in 2005 compared to 2004.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

Additionally, in future filings, the Company will include the effect that reasonably likely changes in the key assumptions underlying estimates for critical accounting policies would have on the financial statements as of the latest balance sheet. We believe that such disclosure is applicable for the balance and amortization of deferred policy acquisition costs (DAC) for variable annuity products and variable universal life insurance products, the balance and amortization of the value of business acquired (VOBA) and pension and other postretirement employee benefits. These items have been identified because the related estimates include assumptions for which ultimate outcomes are reasonably likely to vary from the Company’s best estimates and such variations could have a significant impact on the Company’s resulting financial statement balances. Additionally, the Company provides information relating to the composition and quality of our investment portfolio and related information concerning unrealized gains and losses as discussed in the “Investments” section of the MD&A, beginning on page 69 of our 2005 Form 10-K and Note 7: Investments, beginning on page F-34 of our 2005 Form 10-K filing. The Company will continue to include these disclosures within these sections of its Form 10-K filings.

The Company’s estimates relating to the amortization and resulting net balance of DAC relating to variable annuity products and variable universal life insurance products, and a significant portion of the Company’s VOBA, are based on assumptions concerning future expected gross profits relating to these products. The rate of return assumption on assets held in separate accounts, which is dependent on future market performance, has the most significant impact on the Company’s expected gross profits. This rate of return impacts the fees the Company earns from these products and the costs the Company incurs associated with minimum contractual guarantees, as well as other sources of gross profits. DAC amortization is based on the present value of estimated gross profits expected to be realized over the life of the contracts in force.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

Therefore, in the MD&A section of future filings, the Company will include additional disclosures similar to that outlined below for the DAC balance for variable annuity products and variable universal life insurance products.

For variable annuity products and variable universal life insurance products the DAC balance is sensitive to the effects of changes in the Company’s estimates of gross profits, primarily due to the significant portion of the Company’s gross profits that are dependent upon the rate of return on assets held in separate accounts. This rate of return influences the fees the Company earns from these products and the costs the Company incurs associated with minimum contractual guarantees, as well as other sources of future expected gross profits. The Company’s long-term assumption for net separate accounts performance is currently 8% growth per year, which represents the Company’s best estimate of the long-term net separate accounts performance. In its ongoing evaluation of this assumption, the Company monitors its historical experience, market information and other relevant trends. To demonstrate the sensitivity of the Company’s DAC balance for variable annuity products and variable universal life insurance products, which was $         million in aggregate at December 31, 200X, a 1% increase or decrease in the long-term assumption for net separate account performance would result in an approximately $         million increase and an approximately $         million decrease in the DAC balance at December 31, 200X, respectively. Resulting changes in the balance of DAC would be recognized currently in earnings.

In addition, in the MD&A section of future filings, the Company will include disclosures similar to that outlined below for the VOBA balance.

The Company’s VOBA asset balance is also sensitive to the effects of changes in the Company’s estimates of gross profits, primarily due to the significant portion of the Company’s gross profits that are dependent upon the rate of return on assets held in separate accounts. This rate of return influences the fees the Company earns from the underlying products that support the VOBA balance and other sources of future expected gross profits. The Company’s long-term assumption for net separate accounts performance is currently 8% growth per year, which represents the Company’s best estimate of the long-term net separate accounts performance. In its ongoing evaluation of this assumption, the Company monitors its historical experience, market information and other relevant trends. To demonstrate the sensitivity of the Company’s VOBA balance which was $         million at December 31, 200X, a 1% increase or decrease in the long-term assumption for net separate account performance would result in an approximately $         million increase and an approximately $         million decrease in the VOBA balance at December 31, 200X, respectively. Resulting changes in the balance of VOBA would be recognized currently in earnings.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

Quantitative disclosures of the effect of reasonably likely changes in key assumptions underlying estimates for pension and other post-retirement employee benefits are currently included within our discussions of critical accounting polices in the MD&A section of our 2005 Form 10-K, which we will continue to include in future filings.

Results of Operations, page 37

2.	On page 38 and again on page 46 you attribute higher DAC amortization in 2005 to increased variable annuity revenues, fixed annuity “true-ups” and “unlocking.” Please provide us in a disclosure-type format, a discussion that quantifies each of these three identified factors causing the increase in DAC amortization. In your discussion, please clarify what you mean by “true ups” and identify the products for which you unlocked your DAC amortization assumptions. Explain the reasons unlocking in 2005 was necessary.

In accordance with SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), the Company regularly evaluates and adjusts the related DAC balance when actual gross profits in a given reporting period vary from management’s initial estimates, with a corresponding charge or credit to current period earnings. This process is referred to by the Company as a “true-up”, which is performed, and the resulting impact recognized, on a quarterly basis. Additionally, SFAS No. 97 requires the Company to regularly evaluate its assumptions regarding the future estimated gross profits used as a basis for amortization of DAC and adjusts the total amortization recorded to date by a charge or credit to earnings if evidence suggests that these future assumptions and estimates should be revised. This process is referred to by the Company as “unlocking”. The Company regularly monitors its actual experience with factors impacting its assumptions about future expected gross profits and other relevant internal and external information regarding those assumptions and unlocks as such information and analysis warrants.

The Company’s Individual Investments segment is primarily composed of our variable annuity and fixed annuity product lines. The higher amortization of DAC in 2005 compared to 2004 primarily occurred within the Individual Investments segment due to increased variable annuity gross profits, primarily driven by favorable market experience and business growth, which resulted in $34.9 million of increased amortization (i.e., a true-up). In addition, increased fixed annuity gross profits, primarily due to increased prepayment penalty income on bonds and mortgage loans, as well as increased surrender fees, resulted in $5.0 million of increased amortization (i.e., a true-up). Unlocking within fixed annuities resulted in an additional $13.3 million of increased amortization in 2005 compared to 2004.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

In 2005, future interest crediting rates, investment income and lapse assumptions were revised (i.e., unlocked) in our fixed annuity DAC model to reflect the rising interest rate environment. Based on its process, the Company believes that higher interest rates are likely to result in ongoing interest spread compression, as well as higher lapse rates, reducing the Company’s expectations for total expected gross profits in the fixed annuity line of business. Such unlocking resulted in increased amortization in 2005.

In future filings we plan to incorporate similar disclosures as outlined above with respect to DAC.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 14: Federal Income Taxes, page F-49

3.	On page F-50 you indicate that you refined your process of estimating your separate account dividend received deduction resulting in $50.6 million of additional income tax benefits and recoverables related to all open tax years, 2000 through 2005. Please explain to us how you changed your estimation process and tell us the nature of the new information available in 2005. In your response, please tell us why this adjustment is properly recorded in 2005 as a change in estimate. You indicate in other sections of the filing that you have not reached any final agreements with the IRS on the dividend received deduction and there is no assurance that any such agreements will be reached. Please explain to us the nature of any discussions with the IRS on the appropriateness of these deductions.

The US Tax code entitles companies to recognize deductions for certain dividend income that is received (a Dividend Received Deduction or DRD). Many of the separate accounts sponsored by the Company include mutual funds with investments that routinely generate dividend income which qualifies for such deductions. As a result, the Company is able to characterize a portion of the net fees that it receives from these separate accounts as dividend income and, therefore, claim a DRD (referred to by the Company as separate account DRD or SA DRD). The Company historically estimated the SA DRD using fees and estimates of dividends at the individual separate account level, which has been an established process commonly applied by life insurers which sponsor separate accounts.

In 2005, we became aware that certain insurance companies were using a more detailed estimation process and, as a result, such companies realized larger deductions than they had previously estimated. During the third quarter of 2005, the Company reviewed and evaluated our SA DRD computation, exploring the possibility of using a more detailed analysis and estimation process that focuses on the investments held in individual underlying mutual funds within the separate accounts rather than just the individual separate account level. This additional analysis led us to refine our estimate of total fee income that could be characterized as

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

dividends and record additional federal income tax benefits totaling $42.6 million in the third quarter of 2005.

As a recurring routine matter of course, the initial recognition of SA DRD is based on the Company’s estimates relating to the dividends derived through these separate accounts. It is subsequently adjusted as actual dividend information becomes available from the various mutual fund companies. Consistent with its prior experience and ongoing process, during the fourth quarter of 2005, the Company received updated information from the mutual fund companies which indicated that higher levels of dividends were eligible for the SA DRD for the 2005 tax year than had been previously estimated. As a result, the Company revised the estimate for SA DRD for 2005 and recorded an additional federal income tax benefit of $8.0 million in the fourth quarter of 2005.

Prior to tax law changes in 1984, the characterization of certain fees received by a life insurer from its sponsored separate accounts as dividends and the methods used to determine the appropriate SA DRD were specified in the tax code. Subsequently, the guidance relating to propriety and quantification of SA DRD became less certain. As a result, the life insurance industry has experienced ongoing questions and challenges from the IRS relating to the amounts deducted for SA DRD. The Company has concluded that its tax deductions for SA DRD are appropriate and it is probable that it would prevail in the event the technical merit of such deductibility was challenged. Based upon its own examination experience and the experience of other life insurers, the Company has recognized tax benefits relating to SA DRD based upon its best estimate of the amount it expects to ultimately realize assuming the specific matter is reviewed or examined by the IRS.

The Company’s federal income tax returns are routinely examined by the IRS, and the Company is currently under examination for the 2000 through 2002 tax years. The exam began in March 2004 and is expected to be concluded during 2006. In the normal course of their examination, the IRS has engaged the Company in discussions as to the appropriateness of the SA DRD that has been claimed.

The Company believes that the final results of the current examination may significantly impact its best estimate of the amounts it expects to realize relating to SA DRD and, accordingly, has disclosed that fact in its MD&A and notes to the financial statements. The Company continues to monitor the progress of the examination and, consistent with its established accounting policy, will recognize additional benefits relating to SA DRD, if any, that result from this examination upon its conclusion and final agreement with the IRS. Currently, the Company expects the IRS examination to conclude later this year.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

June 8, 2006

*        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any of the information included herein should you desire. If you have any questions, please call me at (614) 249-8246 or James D. Benson, VP – Controller, at (614) 249-6717.

Sincerely yours,

Timothy G. Frommeyer
Senior Vice President – Chief Financial Officer

cc:	W.G. Jurgensen, Nationwide Financial Services, Inc.

Mark R. Thresher, Nationwide Financial Services, Inc.

Paul W. Kopsky, Jr., Nationwide Insurance

James D. Benson, Nationwide Financial Services, Inc.

Scott M. Marcello, KPMG LLP